Exhibit 99.1

Itaú Corpbanca Announces Third Quarter 2017 Management Discussion & Analysis Report

Santiago, Chile, October 31, 2017. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2017.

In order to allow for comparison with periods prior to 2017, historical pro forma data of the consolidated combined results of Banco Itaú Chile (“Itaú Chile”) and Corpbanca -deconsolidating our former subsidiary SMU Corp (which after the merger was no longer considered strategic) and excluding non-recurring events- is presented in this MD&A Report when appropriate. The pro forma income statements for the periods prior to the second quarter of 2016 and for the nine months ended September 30, 2016 have been calculated as if the merger of Itaú Chile with and into Corpbanca occurred on January 1, 2015.

The pro forma information presented in this report is based on (i) the combined consolidated historical unaudited financial statements of each of Corpbanca and Itaú Chile, as filed with the “Superintendencia de Bancos e Instituciones Financieras” (“SBIF”), (ii) the deconsolidation of SMU Corp S.A. unaudited financial statements, as filed with the SBIF and (iii) the exclusion of non-recurring events.

The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and Corpbanca could have been had the acquisition occurred as of January 1, 2015.

For more information, please refer to the following link:

http://www.capitallink.com/press/2017_Q3_Earnings_Release.pdf

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of August 31, 2017, according to the Chilean Superintendence of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.0% market share.

As of the same date, according to the Colombian Superintendence of Finance, Itaú Corpbanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles, and its market share by loans reached 5.2%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

05	Management Discussion & Analysis

07	Executive Summary Income Statement and Balance Sheet Analysis
17
	19	Managerial results - Breakdown by country
	21	Managerial results - Breakdown for Chile
	31	Managerial results - Breakdown for Colombia
	41	Balance Sheet
	43	Solvency Ratios
45	Additional Information

This report is based on Itaú CorpBanca audited financial statements for 3Q'17, 2Q'17 and 3Q'16 prepared in accordance with the Compendium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30, 2017 of Ch$639.14 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the SBIF.

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Itaú CorpBanca Pro forma Information
Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile (Itaú Chile) with and into CorpBanca, which was consummated on April 1, 2016 ("the Merger"). After the Merger, the surviving entity's name changed to "Itaú CorpBanca". The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.
Additionally, after the Merger our investment in SMU Corp S.A. ("SMU Corp") was no longer considered strategic. Therefore, the status of this investment changed to "available for sale" for accounting purposes. In 2016, the Bank estimated that the sale of Itaú CorpBanca´s investment in SMU Corp was highly likely1. Therefore, in accordance with standard N° 5 of IFRS as of June 30, 2016 SMU Corp ceased to be consolidated in the Financial Statements of Itaú CorpBanca. SMU Corp was a joint venture with SMU S.A. ―SMU is a retail business holding company controlled by CorpGroup― whose sole and exclusive purpose was the issuance, operation and management of "Unimarc" credit cards to customers of supermarkets associated with SMU.
In order to allow for comparison with periods prior to 2017, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca deconsolidating our subsidiary SMU Corp and excluding non-recurring events is presented in this Management Discussion & Analysis report ("MD&A Report") when appropriate. The pro forma income statements for the quarters prior to the second quarter of 2016 and for the six months ended June 30, 2016 have been calculated as if the Merger occurred on January 1, 2015. The pro forma information presented here is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.
The pro forma combined financial information included when appropriate in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been if the acquisition occurred as of January 1, 2015.
1 On January 30, 2017, Itaú CorpBanca announced the transfer of all of its shares in SMU Corp.
We present below pro forma financial information and operating information of Itaú CorpBanca in order to allow the analysis on the same basis of comparison as the financial information presented as of September 30, 2017 and for the three months ended September 30, 2017.

Itaú CorpBanca Highlights

	In Ch$ million (except where indicated), end of period	3Q17	2Q17	3Q16	9M17	9M16[1]
Results	Recurring Net Income	3,221	49,519	30,848	79,078	88,341
	Net Operating Profit before loan losses [2]	243,832	276,052	251,504	767,891	754,755
	Net Interest Income	181,911	187,159	180,242	549,878	563,521
Performance	Recurring Return on Tangible Avg. Adjusted assets (RoTAA) [3] [4]	0.0%	0.7%	0.4%	0.4%	0.4%
	Recurring Return on Tangible Avg. Equity (RoTAE) [3] [5]	0.7%	10.8%	6.7%	5.8%	6.8%
	Risk Index (Loan loss allowances / Total loans)	3.0%	3.0%	2.7%	3.0%	2.7%
	Nonperforming Loans Ratio 90 days overdue (NPL) - Total	2.0%	1.8%	1.6%	2.0%	1.6%
	Nonperforming Loans Ratio 90 days overdue (NPL) - Chile	1.9%	1.8%	1.4%	1.9%	1.4%
	Nonperforming Loans Ratio 90 days overdue (NPL) - Colombia	2.4%	2.0%	2.0%	2.4%	2.0%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	151.1%	162.6%	173.5%	151.1%	173.5%
	Efficiency Ratio (Operating expenses / Operating revenues)	65.4%	54.5%	58.0%	60.0%	55.7%
	Risk-Adjusted Efficiency Ratio (RAER)	100.7%	79.5%	84.0%	90.2%	86.4%
Balance Sheet	Total Assets	29,137,386	28,961,553	30,145,975		
	Gross Total Credit Portfolio	20,819,052	21,003,319	21,600,243		
	Total Deposits	14,243,523	14,313,150	16,352,338		
	Loan Portfolio/Total Deposits	146.2%	146.7%	132.1%		
	Equity shareholders	3,227,713	3,235,543	3,189,978		
	Tangible Equity Shareholders [5]	1,855,638	1,857,306	1,856,448		
Other	Total Number of Employees	9,578	9,533	9,822		
	Chile	5,942	5,929	6,153		
	Colombia	3,636	3,604	3,669		
	Branches	384	391	400		
	Chile	209	215	224		
	Colombia	175	176	176		
	ATM – Automated Teller Machines	642	669	680		
	Chile	466	493	501		
	Colombia	176	176	179		

Note: (1) For the managerial results prior to 2017, we have applied the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, the deconsolidation criteria for SMU Corp and excluding non-recurring events. (2) Net Operating Profit before loan losses = Net interest income + Commissions and Fees + Net total financial transactions + Other Operating Income, net. (3) Annualized figures when appropriate. (4) Average total adjusted assets excluding goodwill and intangibles from business combination. (5) Tangible Equity: Sharehol-ders equity net of goodwill, intangibles from business combination and related deferred tax liabilities; for further details see page 15 of this report.

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$3,221 million in the third quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income attributable to shareholders of Ch$(3,956) million for the period.

Non-Recurring Events
Events that are non-recurring and at the same time that are not part of our business are the following:
(a) Restructuring costs: One-time integration costs.
(b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c) Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca.
(d) SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net Income and once the Supreme Court ruled in our favour we proceeded to reverse such expense impacting 2017 Net Income.
(e) Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill.
(f) Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships.
(g) Accounting adjustments: Adjustments in light of new internal accounting estimates.
(h) Sale / revaluation of investments in companies: Refers to: (i) the sale of the participation in Cifin S.A. in 2015; (ii) the revaluation of our stake in Credibanco after it was converted into a joint-stock company in 2016, both in Colombia; and (iii) the fiscal effect of the sale of SMU Corp in 2017.
Managerial Income Statement
For the managerial results, we adjust for non-recurring events (as previously detailed) and for the tax effect of the hedge of our investment in Colombia – originally accounted for as income tax expense on our Net Income and then reclassified to the Net Financial transaction. For tax purposes, the "Servicio de Impuestos Internos" (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. dollar, which based on the exchange rates of each of the desembursements (not current exchange rates) amounts to US$ 1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our book each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses.
According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.
In the third quarter of 2017, the Chilean peso appreciated 0.04% against the Colombian peso compared with an appreciation of 5.3% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso.
Complementary to the tax effect of hedge described above, we include other managerial reclassifications of P&L lines in order to provide a better clarity of our performance such as (i) the adjustment of the fair value hedge positions accounted for as a net interest income component together with the correspondent derivative in net total financial transactions; (ii) the reclassification of FX hedge positions of US dollars denominated provisions for loan losses to result from loan losses; (iii) the reclassification of country-risk provisions to result from loan losses; (iv) some legal and notary costs from administrative expenses to net fee and commission income; (v) provisions for assets received in lieu of payment from net other operating income to result from loan losses; since 2Q'17: (vi) the reversal of excess profit sharing provisions for some of our consolidated affiliates from other operating income, net to personnel expenses; and (vii) for some costs related to ATMs that were reclassified from net fee and commission income to administrative expenses on June 2017; and since 3Q'17: (viii) provisions and write-off of assets received in lieu payment from leasing operations from net other operating income to result from loan losses; (ix) inflation hedge results and term deposits interest rate hedge results from total financial transactions, net to net interest income. We adjusted the historical data accordingly to provide a better comparison basis.

Accounting and Managerial Income Statement reconciliation for the past two quarters is presented below.

We present below the managerial income statements with the adjustments presented on the previous page:

Income Statement

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Net Operating profit before loan losses	**243,832**	**276,052**	**(32,221)**	**-11.7%**	**251,504**	**(7,672)**	**-3.1%**	**767,891**	**754,755**	**13,136**	**1.7%**
Net interest income	181,911	187,159	(5,248)	-2.8%	180,242	1,668	0.9%	549,878	563,521	(13,643)	-2.4%
Net fee and commission income	45,142	40,798	4,344	10.6%	46,701	(1,559)	-3.3%	131,665	136,936	(5,271)	-3.8%
Net total financial transactions	17,908	48,928	(31,020)	-63.4%	27,723	(9,815)	-35.4%	95,582	66,750	28,832	43.2%
Other operating income, net	(1,129)	(833)	(296)	35.5%	(3,161)	2,033	-64.3%	(9,234)	(12,453)	3,218	-25.8%
Result from loan losses	**(85,974)**	**(68,932)**	**(17,042)**	**24.7%**	**(65,554)**	**(20,421)**	**31.2%**	**(231,567)**	**(231,939)**	**372**	**-0.2%**
Provision for loan losses	(94,185)	(82,943)	(11,243)	13.6%	(73,570)	(20,616)	28.0%	(260,478)	(253,107)	(7,371)	2.9%
Recoveries of loans written-off as losses	8,211	14,010	(5,799)	-41.4%	8,016	195	2.4%	28,911	21,169	7,743	36.6%
Net operating profit	**157,857**	**207,120**	**(49,263)**	**-23.8%**	**185,950**	**(28,093)**	**-15.1%**	**536,324**	**522,816**	**13,508**	**2.6%**
Operating expenses	**(159,480)**	**(150,492)**	**(8,988)**	**6.0%**	**(145,779)**	**(13,701)**	**9.4%**	**(460,699)**	**(420,170)**	**(40,529)**	**9.6%**
Personnel expenses	(68,599)	(69,566)	967	-1.4%	(68,864)	264	-0.4%	(204,543)	(204,741)	199	-0.1%
Administrative expenses	(80,471)	(70,494)	(9,976)	14.2%	(65,710)	(14,761)	22.5%	(225,508)	(188,357)	(37,151)	19.7%
Depreciation and amortization	(10,383)	(10,431)	48	-0.5%	(11,136)	753	-6.8%	(30,621)	(26,951)	(3,669)	13.6%
Impairments	(27)	-	(27)	-	(69)	42	-60.9%	(27)	(120)	93	-77.5%
Operating income	**(1,623)**	**56,628**	**(58,251)**	**-**	**40,172**	**(41,795)**	**-**	**75,625**	**102,646**	**(27,021)**	**-26.3%**
Income from investments in other companies	33	952	(919)	-96.5%	87	(54)	-62.1%	1,174	953	221	23.2%
Income before taxes	**(1,590)**	**57,580**	**(59,170)**	**-**	**40,259**	**(41,849)**	**-**	**76,799**	**103,599**	**(26,800)**	**-25.9%**
Income tax expense	5,496	(5,325)	10,821	-	(13,854)	19,350	-	4,338	(16,514)	20,852	-
Result from discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Net income	**3,906**	**52,255**	**(48,349)**	**-92.5%**	**26,405**	**(22,499)**	**-85.2%**	**81,137**	**87,085**	**(5,948)**	**-6.8%**
Minority interests	**(686)**	**(2,736)**	**2,051**	**-74.9%**	4,443	**(5,129)**	**-**	**(2,059)**	1,256	**(3,315)**	**-**
Net Income Attributable to Shareholders	**3,221**	**49,519**	**(46,298)**	**-93.5%**	**30,848**	**(27,628)**	**-89.6%**	**79,078**	**88,341**	**(9,263)**	**-10.5%**

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on page 9:

Recurring Net Income

The recurring net income for the third quarter of 2017 amounted to Ch$3,221 million, representing a decrease of Ch$46.298 million from the previous quarter and a decrease of Ch$27,628 million from the same period of the previous year.
The main highlights in the quarter when compared to the previous quarter were (i) the 60.4% decrease in net total financial transactions due to counterparty risk adjustments that impacted the mark to market of credit valuation adjustments (CVA) derivatives; (ii) a 4.7% decrease in net interest income due to lower inflation in Chile in the quarter, partially offset by increased spreads in Colombia; (iii) a 24.7% decrease in results from loan losses; and (iv) a 14.2% increase in administrative expenses.
These negative impacts were partly offset by the 10.6% increase in net fee and commission income and the 1.4% decrease in personnel expenses.
Return on Average Tangible Equity1
The annualized recurring return on average tangible equity reached 0.7% in the third quarter of 2017, 10.1 percentage points down when compared to the previous quarter. Tangible shareholders' equity totaled Ch$1,855.6 billion, a 0.1% decrease from the previous quarter.
Annualized recurring return on average assets ex goodwill and ex intangibles from business combination reached 0.0% in the third quarter of 2017, down 70 basis points from the previous quarter.
(1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities; for further details see page 15 on this Report.
Net Operating Profit Before Loan Losses

In the third quarter of 2017, net operating profit before loan losses —representing net interest income, net fee and commission income, net total financial transactions and other operating income, net— totaled Ch$243,832 million, a 11.7% decrease from the previous quarter and a 3.1% decrease from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented ahead.
Net Interest Income
The net interest income for the third quarter of 2017 totaled Ch$ 181,911 million, a decrease of Ch$5,248 million when compared to the previous quarter, mainly due to lower inflation-linked income that was partially compensated by marginal improvement in our spreads in Colombia due to the marginal reduction in funding costs as the monetary policy rate continued to decrease when compared to the previous quarter.
Our net interest margin reached 2.9% in the third quarter of 2017, a decrease of 16 basis points when compared to the previous quarter and also an increase of 15 basis points when compared to the same quarter last year. The decrease in the current quarter compared to the previous quarter is 3 basis points when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 2.9% in the third quarter of 2017 compared to 2.9% in the second quarter of 2017 and to 2.6% in the third quarter of 2016.
Net Commissions and Fees

Commissions and fees increased 10.6% when compared to the previous quarter, mainly due to higher fees from structuring project financing and syndicated loans. Compared to the third quarter of 2016, these revenues decreased 3.3%, mainly due a decrease in all commission lines to a middling commercial activity.

Result from Loan Losses

The result from loan losses, net of recoveries of loans written-off, increased 24.7% from the previous quarter, totaling Ch$85,974 million in the quarter. This deterioration was mainly due to a 13.6% increase in provision for loan losses from the previous quarter mainly due to some corporate clients downgrades.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio
In the third quarter of 2017, the efficiency ratio reached 65.4%, a deterioration of 10.9 percentage points from the previous quarter, mainly due to lower net operating profit before loan losses.
In the third quarter of 2017, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 100.7%, a deterioration of 21.2 percentage points from the previous quarter. This was primarily due to the aforementioned deterioration in the efficiency ratio along with higher provisions for loan losses in the period, as previously described.

Balance Sheet | Assets

Balance Sheet | Liabilities and Equity

Balance Sheet | Tangible Equity Breakdown
The chart below shows the calculation of the tangible Shareholders Equity or "Managerial Equity" which we use to determine the Recurring RoTAE.

Credit Portfolio
By the end of the third quarter of 2017, our total credit portfolio reached Ch$20.8 trillion, decreasing 0.9% from the previous quarter and 3.6% from the same period of the previous year. These decreases are explained by a lower credit demand from companies for investment purposes limiting our commercial loan portfolio expansion in Chile and also a downward trajectory of the economic activity in Colombia also impacting our loan portfolio growth.

In constant currency, total loans in Colombia decreased 0.9% in 3Q17 and 4.9% in the 12-month period. In Chile, loan portfolio increased 0.7% in 3Q17 and decreased 2.3% in the 12-month period.

As of September 30, 2017, Ch$7,270 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 2.9% in this quarter, mainly due to the 2.1% nominal decrease in our loan portfolio in Colombia which for consolidation purposes is considered a foreign currency.

By the end of the third quarter of 2017, our total consolidated NPL ratio for operations 90 days overdue reached 1.99%, an increase of 16 basis points from the previous quarter and of 44 basis points from the same period of 2016.

The NPL ratio also increased by 20 basis points for commercial loans from 1.68% to 1.88% compared to the previous quarter. The NPL ratio for mortgage loans increased 7 basis points from 2.38% to 2.45% in the quarter.

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Managerial Results - Breakdown by Country
In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q'17, 2Q'17 and 3Q'16:
The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects, as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger. For more details on managerial information, please refer to pages 9 and 10 of this report.

The Accounting and Managerial Income Statement reconciliation for 3Q'17, 2Q´17 and 3Q'16 is presented below:

Managerial reclassifications:
(a) Cost of Investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(b)  Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Managerial Results - Breakdown for Chile
Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on page 19:

Net Interest Income
In the third quarter of 2017, the Net Interest Income totaled Ch$125,794 million, a 5.2% decrease compared to the previous quarter. Compared to the same period of the previous year, the Net Interest Income decreased 1.5%.
3Q17 versus 2Q17

Our Net Interest Income in the third quarter of 2017 presented a decrease of Ch$ 6,845 million, or 5.2% when compared to the second quarter of 2017. This decrease is explained mainly by lower inflation-linked income, as the UF (Unidad de Fomento), the official inflation-linked unit of account, decreased 0.03% in the third quarter of 2017 compared to an increase of 0.73% in the previous quarter.
As a consequence of these effects, our Net Interest Margin presented a decrease of 18 basis points to 2.7% in the quarter, but was flat when excluding inflation-indexation effects.

3Q17 versus 3Q16
When compared to the third quarter of 2016, our Net Interest Income decreased Ch$1,964 million, or 1.5%. The main drivers for this decrease are lower volume of interest earning assets and lower inflation in the quarter when compared to the same period of the previous year. The UF decreased 0.03% compared to an increase of 0.66% in the third quarter of 2016. On the other hand, this was partially offset by the marginal improvement in the cost of funding due to the decrease in interest rates in Chile.

Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

At the end of the third quarter of 2017, our total consolidated credit portfolio in Chile reached Ch$16.0 trillion, a decrease of 0.5% from the previous quarter and of 2.3% from the third quarter of 2016.
Retail loan portfolio reached Ch$5.0 trillion at the end of the third quarter of 2017, an increase of 2.1% compared to the previous quarter. Consumer loans reached Ch$1.4 trillion, up 3.1% compared the previous quarter and 10.4% compared to the 12-month period. Residential mortgage loans reached Ch$3.5 trillion at the end of the third quarter of 2017, an increase of 1.7% compared to the previous quarter and of 7.0% compared to the 12-month period. The trend in residential mortgage loans is shifting to focus on cross-selling to our customer base.
On the other hand, wholesale loan portfolio decreased 1.6% in the third quarter of 2017, totaling Ch$11.0 trillion. Changes in this portfolio were mainly driven by a continued lower commercial activity in Chile.

Lower credit demand from companies for investment purposes has limited our commercial loan portfolio expansion as a result of a continued weak economic activity. The dynamism of economic activity has maintained a downward trajectory since the beginning of 2016, being investment the biggest drag on activity after recording four consecutive quarters of contraction and its shift to growth is a prerequisite for an acceleration of economic growth for 2018. Also the gradual weakening of the labor market will continue to weight on consumption.

In this quarter, the economic activity expanded at roughly 2.5%, which should be the growth pace in the second half of the year. We believe that a more robust recovery of the private confidence will be necessary for investment to show a positive growth rate, which will depend on the country's economic and political environment. We expect economic growth to recover to 2.7% next year.

In the third quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written-off) totaled Ch$61,503 million, a 63.9% increase from the previous quarter, driven by a 42.4% increase in provision for loan losses and a 35.0% decrease in the recovery of loans written-off from the second quarter of 2017. The increase in provision for loan losses refers to downgrades of corporate clients in the energy and construction sectors in Chile and a continuing challenging economic scenario.
Net provision for loan losses increased 104.6% compared to the third quarter of 2016 reflecting the aforementioned economic scenario. The recovery of loans written-off increased 18.6% from the third quarter of 2016.
Provision for Loan Losses and Loan Portfolio
At the end of the third quarter of 2017, our provision for loan losses over loan portfolio increased to 1.5% from 0.9% compared to the previous quarter and increased from 0.7% from the third quarter of last year reflecting a still challenging economic scenario and the aforementioned corporate downgrades.

As of September 30, 2017, our loan portfolio decreased 0.5% from June 30, 2017, reaching Ch$16.0 trillion, whereas the allowance for loan losses increased 3.5% in the quarter, totaling Ch$368.1 billion. The ratio of allowance for loan losses to loan portfolio went from 2.22% as of June 30, 2017 to 2.31% as of September 30, 2017, an increase of 9 basis points.

Delinquency Ratios Chile

Non-Performing Loans

ChS million
292,098
287.902
300,459
312,155
334,997
352,700
377,517
383,973
414,355
220,757
218,654
227,521
235,338
232.334
250.372
281,741
282,875
296,775
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Chile

The portfolio of credits 90 days overdue increased 4.9% from June 30, 2017 and increased 27.7% from the same period of the previous year, mainly driven by an increase in the wholesale segment.
NPL Ratio (%) | over 90 days

1.38
1.33
1.39
1.44
1.42
1.56
1.77
1.76
1.86
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Chile

The NPL ratio of credits 90 days overdue increased from 1.76% to 1.86% compared to the previous quarter. Compared to the same period of 2016, the ratio increased 44 basis points.

NPL Ratio (%) by Segments | over 90 days

2.41%
2.35%
2.38%
2.22%
1.92%
2.11%
2.10%
1.88%
1.98%
1.69%
1.68%
1.77%
1.77%
1.77%
1.86%
1.76%
1.76%
1.84%
1.76%
1.68%
1.64%
1.56%
1.60%
1.39%
1.44%
1.42%
1.53%
1.57%
1.33%
1.38%
1.31%
1.30%
1.29%
1.21%
1.25%
1.23%
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Commercial
Mortgage
Consumer
Total

In the third quarter 2017, the NPL ratio over 90 days for consumer loans went up from 1.88% to 1.98%. The NPL ratio for mortgage loans was almost flat reaching 2.38% compared to the previous quarter mainly driven by the economic slowdown.
The NPL ratio also increased by 11 basis points for commercial loans compared to the previous quarter from 1.57% to 1.68%.

Coverage Ratio (%) | 90 days

109
109
125
128
133
133
121
126
124
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Chile

As of September 30, 2017, the 90-days coverage ratio reached 124%, 2 percentage points down from the previous quarter.
Compared to September 30, 2016, the total 90-days coverage ratio decreased 9 percentage points reflecting that in previous quarters provisions anticipated potential overdue in our portfolio.

Loan Portfolio Write-Off

0.55
0.55
0.70
0.63
0.61
0.69
0.73
0.70
0.84
21.5
22.4
28.5
26.0
25.1
27.8
29.1
28.1
33.6
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Write-off (Ch$ billion) -Chile
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.
In the third quarter of 2017, the loan portfolio write-off totaled Ch$33.6 billion, a 19.6% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.84%, up 14 basis points compared to the second quarter of 2017.

Recovery of Loans Written-off as Losses

Ch$ million
4,843
5,115
3,912
5,431
5,711
4,107
5,375
10,416
6,774
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Recovery of Loan Written-off as Losses (Ch$ million) - Chile

In the third quarter of 2017, income from recovery of loans written-off decreased Ch$3,642 million, or 35.0%, from the previous quarter.
When compared to third quarter of 2016, the income from recovery of loans written-off increased Ch$1,063 million, or 18.6%, compared to the same period of the previous year.
NPL Creation

Ch$ billion
40.5
20.3
37.4
33.8
22.1
45.8
60.4
29.2
47.5
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Chile

In the third quarter of 2017, the NPL Creation, reached Ch$47.5 billion up 18.3% compared to the previous period.
NPL Creation Coverage

73
108
195
102
162
205
74
164
144
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Chile (%)

In the third quarter of 2017, the total NPL Creation coverage reached 144%, which means that the provision for loan losses in the quarter was higher than the NPL Creation. The trend reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Commissions and Fees Chile

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Credit & financial transactions fees	18,525	16,982	1,543	9.1%	16,612	1,913	11.5%	53,719	51,366	2,353	4.6%
Asset management & brokerage fees	5,417	5,688	(271)	-4.8%	3,527	1,890	53.6%	16,676	16,435	241	1.5%
Insurance brokerage	6,607	6,272	335	5.3%	6,848	(241)	-3.5%	19,089	17,806	1,283	7.2%
Financial advisory & other fees	8,088	1,820	6,268	344.4%	8,959	(871)	-9.7%	15,656	14,546	1,110	7.6%
Total Net Fee and Commission Income	**38,637**	**30,762**	**7,875**	**25.6%**	**35,946**	**2,691**	**7.5%**	**105,140**	**96,938**	**8,202**	**8.5%**

In the third quarter of 2017, commissions and fees amounted to Ch$38.637 million, an increase of 25.6% from the previous quarter mainly driven by higher fees from structured finance projects and syndicated loans.

Compared to the third quarter of 2016, these revenues increased 7.5% mainly due to increases in credit and financial transactions fees, and asset management and brokerage fees in the period.

Total Financial Transactions, net

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Trading and investment income:											
Trading investments*	1,593	1,111	482	43.4%	7,186	(5,593)	-77.8%	5,052	9,657	(4,605)	-47.7%
Trading financial derivatives contracts	(21,906)	25,588	(47,494)	-	1,747	(23,653)	-	(8,050)	(45,671)	37,621	-82.4%
Other	7,227	7,307	(81)	-1.1%	7,288	(61)	-0.8%	23,007	13,637	9,370	68.7%
Net Income from Financial Operations	**(13,086)**	**34,006**	**(47,093)**	-	**16,221**	**(29,307)**	-	**20,009**	**(22,377)**	**42,386**	**-189.4%**
Foreign exchange transactions:											
Net results from foreign exchange transactions	46,322	5,454	40,868	749.3%	3,280	43,042	1,312.3%	70,075	70,665	(590)	-0.8%
Revaluations of assets and liabilities denominated in foreign currencies	190	(48)	238	-	(32)	222	-	273	(744)	1,017	-
Net results from accounting hedge derivatives	(21,408)	(9,904)	(11,504)	116.2%	(3,828)	(17,580)	459.2%	(33,643)	(25,442)	(8,201)	32.2%
Foreign Exchange Profit (loss), net	**25,104**	**(4,498)**	**29,602**	-	**(580)**	**25,684**	-	**36,705**	**44,479**	**(7,774)**	**-17.5%**
Net Total Financial Transactions Position	**12,017**	**29,509**	**(17,491)**	**-59.3%**	**15,640**	**(3,623)**	**-23.2%**	**56,714**	**22,103**	**34,612**	**156.6%**

In the third quarter of 2017, net total financial transactions position amounted to Ch$12,017 million, a Ch$17,491 million decrease from the previous quarter and a Ch$3,623 million decrease from the third quarter of 2016, due to an increase in counterparty risk that reduced the credit valuation adjustments of derivatives (CVA).

Operating Expenses

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Personnel expenses	(48,433)	(48,162)	(271)	0.6%	(48,916)	482	-1.0%	(141,128)	(147,849)	6,722	-4.5%
Administrative expenses	(54,695)	(43,310)	(11,384)	26.3%	(39,210)	(15,485)	39.5%	(147,385)	(114,377)	(33,008)	28.9%
Personnel and Administrative Expenses	**(103,128)**	**(91,473)**	**(11,655)**	**12.7%**	**(88,125)**	**(15,002)**	**17.0%**	**(288,513)**	**(262,226)**	**(26,287)**	**10.0%**
Depreciation, amortization and Impairment	(7,521)	(7,454)	(66)	0.9%	(7,034)	(486)	6.9%	(21,872)	(19,369)	(2,502)	12.9%
Total Operating Expenses	**(110,648)**	**(98,927)**	**(11,721)**	**11.8%**	**(95,160)**	**(15,489)**	**16.3%**	**(310,385)**	**(281,596)**	**(28,789)**	**10.2%**

Operating expenses totaled Ch$110,648 million in the third quarter of 2017, increasing 11.8% when compared to the second quarter of 2017. This increase is mostly explained by higher administrative expenses due to a calendar effect, in which several 2017 expenses were concentrated in the quarter.
Personnel Expenses
Personnel expenses totaled Ch$48,433 million in the third quarter of 2017, a 0.6% increase when compared to the previous quarter. In comparison to the third quarter of 2016 there is a 1.0% decrease in expenses due to lower compensation expenses.
Number of Employees
The total number of employees was 5,942 at the end of the third quarter of 2017 compared to 5,929 at the end of the second quarter of 2017 and 6,153 at the end of the third quarter of 2016, a 3.4% reduction in headcount in 12-month.

6,648
6,614
6,215
6,195
6,153
5,904
5,902
5,929
5,942
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Chile

Administrative Expenses
Administrative expenses amounted to Ch$54,695 million in the third quarter of 2017, a 26.3% increase when compared to the previous quarter. As previously mentioned, this increase was influenced by the concentration of expenses such as insurance policy renewals, third-party services and other general administrative expenses. When compared to the third quarter of 2016, there was a 39.5% increase explained by the aforementioned effects and higher occupancy costs due to the transition to our new headquarters initiated later in 2016.
Depreciation and Amortization
Depreciation and amortization expenses totaled Ch$7,494 million in the third quarter of 2017, a 0.5% increase when compared to the second quarter of 2017. When compared to the third quarter of 2016, there was 7.6% increase, explained by the investment made in development of software and systems which increases the accounting basis of intangibles in our balance sheet as well as an increase in fixed assets related to the remodeling of our new headquarters and migrated branches.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Chile
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

122.3%
103.1%
97.5%
79.3%
70.2%
70.4%
66.8%
55.8%
52.2%
67.0%
60.2%
62.7%
57.1%
50.5%
53.3%
51.0%
47.7%
41.1%
3Q'15
4Q'15
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
Efficiency ratio
Risk Adjusted Efficiency ratio

$$\text{Risk-Adjusted Efficiency Ratio} = \frac{\text{Operating Expenses (Personnel Expenses + Administrative Expenses + Depreciation and Amortization + Impairment) + Result from Loan Losses}}{\text{Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net}}$$

Efficiency Ratio
In the third quarter of 2017, our efficiency ratio reached 62.7%, a deterioration of 11.7 percentage points compared to the second quarter of 2017. This deterioration was mainly due to higher administrative expenses of 26.3%, and higher net operating profit before loan losses of 10.2%.
When compared to the third quarter of 2016, the efficiency ratio deteriorated by 9.4 percentage points, mostly explained by the increase in administrative expenses of 16.3% and a decrease in net operating profit during the period of 22.5%.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 97.5% in the third quarter of 2017, a deterioration of 27.1 percentage points compared to the previous quarter, as a result of the aforementioned increase in administrative expenses, a decrease in operating profit before loan losses and higher provisions for loan losses in the period.
When compared to the third quarter of 2016, the risk-adjusted efficiency ratio deteriorated by 27.3 percentage points also due to the increase in administrative expenses, a decrease in operating profit before loan losses and higher provisions for loan losses in the period.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Net Operating Profit Before Loan Losses
(-)
Efficiency Ratio
(-)
Result from Loan Losses / Net Operating Profit Before Loan Losses
=
Operating Income / Net Operating Profit Before Loan Losses
41.1
11.1
47.8
47.7
8.1
44.2
60.2
42.9
(3.1)
50.5
16.3
33.2
53.3
16.9
29.8
67.0
55.3
(22.3)
57.1
22.1
20.7
51.0
19.4
29.6
62.7
34.8
2.5
3Q'15
4Q'15
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17

Points of Service in Chile
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking.
Branches
As of September 30, 2017 we had 209 branches, a decrease of 15 branches or 6.7% since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.
According to our integration process, in the third quarter of 2016 we started the branch network migration with a pilot test of two offices. The process has continued with 55 additional branches migrated since fourth quarter of 2016. As a result, the brand composition has changed. We expect the branch migration to be completed by the end of 2017.
By the end of the third quarter of 2017, we operated in Chile 137 branch offices under the “Itaú” brand, 15 under the “CorpBanca” brand, and 56 branches under the “Banco Condell” brand —our consumer finance division—. Additionally, we have one branch in New York.

97
97
97
97
99
129
129
131
138
127
127
127
127
125
95
95
84
71
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
CorpBanca / Banco Condell
Itaú

Automated Teller Machines (ATMs)
By the end of the third quarter of 2017, the number of ATMs totaled 466 in Chile, a decrease of 30 ATMs or a 6.0% since Legal Day One. Additionally, our customers had access to over 7,300 ATMs in Chile through our agreement with Redbanc.

70
70
70
70
99
145
146
150
221
417
417
426
434
402
357
351
343
245
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
CorpBanca
Itaú

Managerial Results - Breakdown for Colombia
Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on page 19:

In Ch$ million	3Q17 Nominal Currency	3Q17 Exchange Rate Effect'	3Q17 Constant Currency	2Q17 Nominal Currency	2Q17 Exchange Rate Effect'	2Q17 Constant Currency	% Change in Constant Currency	3Q16 Nominal Currency	3Q16 Exchange Rate Effect'	3Q16 Constant Currency	% Change in Constant Currency
Net interest income	57,199	(389)	57,588	55,966	1,764	54,202	6.2%	54,955	1,369	53,586	7.5%
Net fee and commission income	6,505	(44)	6,549	10,036	364	9,672	-32.3%	10,755	281	10,474	-37.5%
Total financial transactions, net	10,054	(111)	10,165	23,561	734	22,827	-55.5%	16,619	743	15,876	-36.0%
Other operating income, net	(1,167)	17	(1,184)	(1,797)	(66)	(1,731)	-31.6%	(2,198)	(78)	(2,120)	-44.1%
Net operating profit before loan losses	**72,591**	**(527)**	**73,118**	**87,766**	**2,797**	**84,969**	**-13.9%**	**80,131**	**2,315**	**77,816**	**-6.0%**
Provision for loan losses	(24,471)	136	(24,607)	(31,404)	(868)	(30,536)	-19.4%	(35,491)	(1,026)	(34,465)	-28.6%
Net operating profit	**48,120**	**(391)**	**48,511**	**56,362**	**1,929**	**54,433**	**-10.9%**	**44,640**	**1,289**	**43,351**	**11.9%**
Operating expenses	(48,832)	339	(49,171)	(51,565)	(1,688)	(49,877)	-1.4%	(50,619)	(1,507)	(49,112)	0.1%
Operating income	**(712)**	**(51)**	**(660)**	**4,797**	**241**	**4,556**	**-**	**(5,979)**	**(217)**	**(5,762)**	**-88.5%**
Income from investments in other companies	-	-	-	688	26	662	-100.0%	7	-	7	-100%
Income before taxes	**(712)**	**(51)**	**(660)**	**5,485**	**267**	**5,218**	**-**	**(5,972)**	**(217)**	**(5,755)**	**-88.5%**
Income tax expense	2,786	(16)	2,801	2,729	104	2,624	6.7%	(7,266)	(138)	(7,128)	-
Net income	**2,074**	**(67)**	**2,141**	**8,214**	**371**	**7,842**	**-72.7%**	**(13,238)**	**(355)**	**(12,882)**	**-**
(-) Minority interests	**(699)**	**23**	**(722)**	**(2,768)**	**(125)**	**(2,643)**	**-72.7%**	**4,471**	**120**	**4,351**	**-**
(-) Cost of associated hedge positions in Chile	**(3,908)**	**-**	**(3,908)**	**(4,163)**	**-**	**(4,163)**	**-6.1%**	**(5,325)**	**-**	**(5,325)**	**-26.6%**
Net Income Attributable to Shareholders	**(2,533)**	**(44)**	**(2,489)**	**1,283**	**246**	**1,037**	**-**	**(14,092)**	**(235)**	**(13,857)**	**-82.0%**

Note: (1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.

Net Interest Income
In the third quarter of 2017, the Net Interest Income totaled Ch$57,588 million, a 6.2% increase compared to the previous quarter. Compared to the same period of the previous year, the Net Interest Income increased 7.5%.

In Ch$ million, end of period	3Q17	2Q17	change		3Q16	change	
Net Interest Income	**57,588**	**54,202**	**3,387**	**6.2%**	**53,586**	**4,002**	**7.5%**
Interest Income	138,106	140,691	(2,584)	-1.8%	158,797	(20,691)	-13.0%
Interest Expense	(80,518)	(86,489)	5,971	-6.9%	(105,211)	24,693	-23.5%
Average Interest-Earning Assets	**6,201,711**	**6,133,174**	**68,538**	**1.1%**	**6,584,225**	**(382,514)**	**-5.8%**
Net Interest Margin	**3.7%**	**3.6%**		**14 bp**	**3.2%**		**46 bp**

3Q17 versus 2Q17
Our Net Interest Income in the third quarter of 2017 presented an increase of Ch$3,387 million, or 6.2% when compared to the second quarter of 2017. This increase is explained by a marginal improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate continued to decrease.
As a consequence of these effects, our Net Interest Margin presented an increase of 14 basis points to 3.7% in the quarter.
Quarterly change of the Net Interest Income (Ch$ Billion)

54
1
2
-1
1
58
2Q'17
Volume
Interest Yield
Mix
Calendar days
3Q'17

3Q17 versus 3Q16
When compared to the third quarter of 2016, our Net Interest Income increased Ch$4,002 million, or 7.5%. This is explained by a decrease in our cost of funding due to the reduction in monetary policy rate previously mentioned. This was partially offset by a decrease of our interest earning assets. As a consequence, our Net Interest Margin presented a 46 basis point increase when compared to the third quarter of 2016.
Yearly change of the Net Interest Income (Ch$ Billion)

54
-5
13
-3
0
58
3Q'16
Volume
Interest Yield
Mix
Calendar days
3Q'17

Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

In Ch$ million, end of period	3Q17	2Q17	change	3Q16	change
Wholesale lending - Colombia	**3,262,471**	**3,352,705**	**-2.7%**	**3,419,967**	**-4.6%**
Commercial loans	2,750,978	2,821,251	-2.5%	2,863,149	-3.9%
Current account overdrafts	20,754	23,115	-10.2%	26,745	-22.4%
Leasing and Factoring	477,806	494,956	-3.5%	516,869	-7.6%
Other loans and receivables	12,933	13,383	-3.4%	13,205	-2.1%
Retail lending - Colombia	**1,595,902**	**1,608,088**	**-0.8%**	**1,595,785**	**0.0%**
Residential Mortgage loans	**533,502**	**521,723**	**2.3%**	**500,634**	**6.6%**
Housing leasing	293,814	290,995	1.0%	275,573	6.6%
Other mortgage loans	239,688	230,728	3.9%	225,061	6.5%
Consumer loans	**1,062,400**	**1,086,365**	**-2.2%**	**1,095,152**	**-3.0%**
Consumer loans payments	863,980	878,186	-1.6%	869,151	-0.6%
Current account overdrafts	4,016	4,131	-2.8%	3,923	2.4%
Credit card debtors	112,614	117,468	-4.1%	125,163	-10.0%
Leasing consumer	12,396	13,812	-10.2%	16,068	-22.9%
Other loans and receivables	69,394	72,768	-4.6%	80,847	-14.2%
TOTAL LOANS	**4,858,373**	**4,960,793**	**-2.1%**	**5,015,752**	**-3.1%**

Excluding the effect of the foreign exchange variation, at the end of the third quarter of 2017, the Colombian portfolio decreased 2.1% and reached Ch$4.9 trillion, when compared to the previous quarter and 3.1% during the 12-month period.
The loan portfolio trend in Colombia reflects the impact of a significantly lower pace of growth driven by the economic slowdown. After closing 2016 with a 2.0% economic expansion, 2017 has been affected by a weaker labor market and by the increase of VAT.
In this context, our retail loan portfolio reached Ch$1.6 trillion at the end of the third quarter of 2017, a decrease of 0.8% compared to the previous quarter. Consumer loans reached Ch$1.1 trillion, down 2.2% compared the previous quarter and residential mortgage loans reached Ch$533.5 billion at the end of the third quarter, an increase of 2.3% compared to the previous quarter. As the labor market continues to weaken and private confidence remains pessimistic, the dynamism of the consumption is likely to remain subdued in the short term, which will be accompanied by weak industrial activity in general.
The improvement in agricultural activity (after the end of the El Niño weather phenomenon) could not compensate for the contraction in construction and mining activity, mainly related to oil. The Colombian economy grew by 1.2% in the first half of the year (2.0% in 2016), affected by the lagged effect of the terms of trade shock (low in the price of hydrocarbons), the rate increase of monetary policy to control the acceleration of inflation in 2016, and the increase of VAT during the first quarter of 2017.
This trend continues to limit our wholesale loan portfolio expansion and, at the same time, has resulted in significant reductions on the credit quality of some customers. As a consequence of this challenging economic scenario, our commercial loans decreased 2.7% in the third quarter of 2017, totaling Ch$3.3 trillion and decreased 4.6% in the 12-month period.
The expected recovery in economic activity and loans demand in next quarters this year and next year is based on the ongoing monetary stimulus cycle and the increase in investment related to the 4G PPP infraestructura program and the higher average oil prices.

Net Provision for Loan Losses - Breakdown for Colombia

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Provision for Loan Losses	(26,055)	(34,086)	8,031	-23.6%	(36,718)	10,663	-29.0%	(97,811)	(108,419)	10,608	-9.8%
Recoveries of loans written-off as losses	1,448	3,550	(2,102)	-59.2%	2,253	(805)	-35.7%	6,272	5,988	284	4.7%
Net Provision for Loan Losses	(24,607)	(30,536)	5,929	-19.4%	(34,465)	9,858	-28.6%	(91,539)	(102,431)	10,892	-10.6%

In the third quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written off as losses) totaled Ch$24,607 million, a 19.4% decrease from the previous quarter due to the decrease in the provision for loan losses.
Provision for loan losses decreased 23.6% compared to the previous quarter mainly due to lower provision in the corporate segment. The recovery of loans written off as losses decreased by Ch$2,102 million (59.2%) from the second quarter of 2017.
Provision for Loan Losses and Loan Portfolio
At the end of the third quarter of 2017, our provision for loan losses over loan portfolio was 2.0%, a decrease of 50 basis points compared to the previous quarter and an decrease of 70 basis points compared to the third quarter of last year.
Net Provision for Loan Losses and Loan Portfolio

4.2
3.2
2.7
2.8
2.2
2.2
2.5
2.0
30,474
28,270
37,323
35,169
41,099
35,718
52,722
37,670
30,536
26,055
24,507
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Provision from Loan Losses (Ch$ million)
Net provision for Loan Losses (Ch$ million)
Net provision from Loan Losses / Loan portfolio* - Annualized (%)

Allowance for Loan Losses and Loan Portfolio

4.11
4.31
4.76
4.81
5.26
5.21
5.41
5.27
5.28
209,491
217,824
235,583
241,245
258,992
259,684
257,970
268,510
258,014
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
As of September 30, 2017, the loan portfolio decreased by 2.1% in constant currency compared to June 30, 2017, reaching Ch$4.9 trillion, whereas the allowance for loan losses decreased 3.9% in the quarter, totaling Ch$258,014 million. The ratio of allowance for loan losses to loan portfolio went from 5.27% as of June 30, 2017 to 5.28% as of September 30, 2017, almost stable in the quarter.

Delinquency Ratios Colombia
Non-Performing Loans

292,098
287,902
300,459
312,155
334,997
352,700
377,517
383,973
414,355
68,549
66,507
71,436
73,900
97,885
99,805
90,612
101,052
117,580
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Non-performing loans over 90 days - Total
Non-performing loans over 90 days - Colombia

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
The portfolio of credits 90 days overdue increased 16.4% in the third quarter compared to previous quarter and increased 20.1% compared to same period of the previous year, driven by an increase in NPLs of mortgage and commercial loans 90 days overdue.
NPL Ratio (%) | over 90 days

2.42
2.04
2.04
1.95
1.85
1.47
1.37
1.33
1.43
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Colombia

The NPL ratio of credits 90 days overdue increased 38 basis points compared to the previous quarter, and reached 2.42% by the end of September 2017. Compared to the same period of 2016, the ratio increased 47 basis points, mainly due to the increased delinquency rates of companies.

NPL Ratio (%) by Segments | over 90 days

2.92%
2.59%
2.56%
2.23%
2.16%
2.42%
2.09%
2.03%
1.91%
1.94%
2.06%
1.75%
2.04%
2.04%
1.95%
2.00%
1.85%
1.75%
1.47%
1.44%
1.43%
1.47%
1.44%
1.41%
1.69%
1.37%
1.49%
1.49%
1.45%
1.45%
1.33%
1.35%
1.25%
1.42%
1.33%
1.22%
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Commercial
Mortgage
Consumer
Total

In September 2017, the NPL ratio over 90 days for consumer loans increased from 1.69% to 1.75%. The NPL ratio for mortgage loans increased by 33 basis points (from 2.59% to 2.92%) from the previous quarter.
The NPL ratio increased by 50 basis points for commercial loans from 2.06% to 2.56% compared to June 2017 reflecting corporate customers arrears that the bank has previously provisioned.
Coverage Ratio (%) | 90 days

306
328
330
326
265
260
285
266
219
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Colombia

As of September 30, 2017, the 90-day coverage ratio reached 219%, a decrease of 47 percentage points from the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 46 percentage points.
It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

Loan Portfolio Write-Off

1.12
1.92
1.54
1.86
1.39
2.63
2.87
0.89
2.59
14.1
23.7
19.5
23.3
17.2
33.1
35.2
10.8
31.9
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.
Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
In the third quarter of 2017, the loan portfolio write-off totaled Ch$31.9 billion, a 195.4% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 2.59%, 1.7 percentage points increase compared to the second quarter of 2017.
Recovery of Loans Written-off as Losses
Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
In this quarter, income from recovery of loans written-off as losses decreased Ch$2.102 million, or 59.2%, from the previous quarter.
In the third quarter of 2017, the income from recovery of loans written-off as losses decreased by Ch$805 million or 35.7% compared to the same period of the previous year.

NPL Creation

Ch$ billion
27.3
21.7
24.4
25.7
41.2
35.0
26.0
21.3
48.4
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Colombia

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
In the third quarter of 2017, the NPL Creation, reached Ch$48.4 billion up 27.1% compared to the previous period.
NPL Creation Coverage

135
171
179
110
86
170
132
209
54
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
Colombia (%)

In the third quarter of 2017, the total NPL Creation coverage reached 54%, down 155 percentage points compared to the previous quarter. This means that the provision for loan losses in the quarter was higher than the NPL Creation. The trend reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Commissions and Fees Colombia

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Credit & financial transactions fees	4,771	6,151	(1,380)	-22.4%	6,888	(2,117)	-30.7%	17,049	25,102	(8,054)	-32.1%
Asset Management & brokerage fees	2,159	2,538	(379)	-14.9%	3,292	(1,133)	-34.4%	7,746	11,338	(3,592)	-31.7%
Insurance brokerage	-	-	-	-	-	-	-	-	-	-	-
Financial advisory & other fees	(381)	983	(1,364)	-	294	(675)	-	1,085	(333)	1,418	-
Total Net Fee and Commission Income	**6,549**	**9,672**	**(3,123)**	**-32.3%**	**10,474**	**(3,925)**	**-37.5%**	**25,880**	**36,107**	**(10,228)**	**-28.3%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
In the third quarter of 2017, commissions and fees amounted to Ch$6,549 million, a decrease of 32.3% from the previous quarter driven by a decrease in all commission lines as a result of lower commercial activity due to a weaker economic scenario. Compared to the third quarter of 2016, these revenues decreased 37.5%, also driven by lower credit and financial transactions fees and asset management and brokerage fees.
Total Financial Transactions, net

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Trading and investment income:											
Trading investments	5,182	9,427	(4,245)	-45.0%	9,075	(3,893)	-42.9%	31,642	32,774	(1,132)	-3.5%
Trading financial derivatives contracts	(44)	(325)	281	-86.5%	11,691	(11,735)	-	(1,049)	26,628	(27,677)	-
Other	371	6,672	(6,301)	-94.4%	2,865	(2,494)	-87.0%	7,634	3,683	3,950	107.2%
Net income from Financial Operations	**5,509**	**15,774**	**(10,265)**	**-65.1%**	**23,631**	**(18,121)**	**-76.7%**	**38,227**	**63,085**	**(24,858)**	**-39.4%**
Foreign exchange transactions:											-
Net results from foreign exchange transactions	4,638	7,053	(2,415)	-34.2%	(7,755)	12,392	-	12,451	(10,902)	23,353	-
Revaluations of assets and liabilities denominated in foreign currencies	-	-	-	-	-	-	-	-		-	-
Net results from accounting hedge derivatives	18	-	18	-	-	18	-	33	-	33	-
Foreign Exchange Profit (loss), net	**4,656**	**7,053**	**(2,397)**	**-34.0%**	**(7,755)**	**12,410**	**-**	**12,484**	**(10,902)**	**23,387**	**-**
Net Total Financial Transactions Position	**10,165**	**22,827**	**(12,662)**	**-55.5%**	**15,876**	**(5,711)**	**-36.0%**	**50,711**	**52,183**	**(1,472)**	**-2.8%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
In the third quarter of 2017, total financial transactions and foreign exchange profits amounted to Ch$10,165 million, an decrease of 55.5% from the previous quarter reflecting negative market behavior. Compared to the third quarter of 2016, these revenues decreased 36.0%.

Operating Expenses

In Ch$ million	3Q17	2Q17	change		3Q16	change		9M17	9M16	change	
Personnel expenses	(20,305)	(20,729)	424	-2.0%	(19,399)	(906)	4.7%	(62,201)	(55,764)	(6,437)	11.5%
Administrative expenses	(25,956)	(26,265)	309	-1.2%	(25,756)	(200)	0.8%	(76,591)	(72,360)	(4,231)	5.8%
Personnel and Administrative Expenses	**(46,261)**	**(46,994)**	**733**	**-1.6%**	**(45,155)**	**(1,106)**	**2.5%**	**(138,792)**	**(128,124)**	**(10,668)**	**8.3%**
Depreciation, amortization and impairment	(2,910)	(2,883)	(27)	0.9%	(3,958)	1,048	-26.5%	(8,612)	(7,471)	(1,141)	15.3%
Total Operating Expenses	**(49,171)**	**(49,877)**	**706**	**-1.4%**	**(49,112)**	**(59)**	**0.1%**	**(147,404)**	**(135,595)**	**(11,809)**	**8.7%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
Operating expenses totaled Ch$49,171 million in the third quarter of 2017, a 1.4% decrease when compared to the second quarter of 2017. This decrease is explained by lower personal and administrative expenses.
When compared to the third quarter of 2016, operating expenses remained virtually flat, increasing 0.1%.
Personnel Expenses
Personnel expenses totaled Ch$20,305 million in the third quarter of 2017, a 2.0% decrease when compared to the second quarter of 2017. This decrease in mainly explained by a reduction in profit sharing provision expenses.
When compared to the third quarter of 2016, personnel expenses increased 4.7%.
Number of Employees
The total number of employees was 3,636 at the end of the third quarter of 2017 compared to 3,604 in the second quarter of 2017 and 3,669 at the end of the third quarter of 2016, a 0.9% reduction in headcount in 12-month.

3,760
3,707
3,669
3,664
3,669
3,675
3,603
3,604
3,636
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Colombia

Administrative Expenses
Administrative expenses amounted to Ch$25,956 million in the third quarter of 2017, a 1.2% decrease when compared to the previous quarter. This decrease was mainly driven by costs related to the rebranding of all Helm branded branches to the Itaú layout and brand, marking the introduction of the Itaú brand in the Colombian retail banking in the previous quarter.
When compared to the third quarter of 2016, there is a 0.8% increase.
Depreciation and Amortization
Depreciation and amortization expenses totaled Ch$2,910 million in the third quarter of 2017, a 0.9% increase when compared to the second quarter of 2017 and a 26.5% decrease when compared to the third quarter of 2016, which was impacted by a revision of the monthly amortization of intangibles executed during the quarter.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Colombia
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

131.3%
111.6%
107.4%
100.9%
96.4%
94.6%
82.9%
80.3%
75.7%
67.2%
63.1%
63.6%
63.6%
58.7%
50.1%
50.4%
46.8%
46.0%
3Q'15
4Q'15
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a unique foreign exchange rate: Ch$0.2176 per COP as of September 30, 2017.
Efficiency Ratio
In the third quarter of 2017, the efficiency ratio reached 67.2%, a deterioration of 8.5% when compared to the first quarter of 2017. This trend was mainly due to lower net operating profit of 14.0%.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 100.9% in the third quarter of 2017, a deterioration of 6.3 percentage points compared to the previous quarter, mainly as a result of lower net operating profit in the period.
When compared to the second quarter of 2016, the risk-adjusted efficiency ratio deteriorated by 11.7 percentage points mainly due to the decrease of net operating profit.
When compared to the third quarter of 2016, the efficiency ratio deteriorated by 4.1 percentage points, mostly explained by the decrease in net operating profit before loan losses during the period of 6.0%.
Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Net Operating Profit Before Loan Losses (-) Efficiency Ratio (-) Result from Loan Losses / Net Operating Profit Before Loan Losses = Operating Income / Net Operating Profit Before Loan Losses

46.8
29.0
24.3
46.0
34.3
19.7
50.1
46.4
3.6
50.4
32.5
17.1
63.1
44.3
(7.4)
63.6
67.7
(31.3)
63.6
47.9
(11.6)
58.7
35.9
5.4
67.2
33.7
(0.9)
3Q'15
4Q'15
1Q'16
2Q'16
3Q'16
4Q'16
1Q'17
2Q'17
3Q'17

Points of Service Colombia
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking.
Branches
As of September 30, 2017, we had 175 branches, in both Colombia and Panama, under the brands “Itaú” and “CorpBanca”.
As part of our integration process, in the second quarter of 2017 we have introduced the “Itaú” brand completing the rebranding of the Helm’s branch network in May 2017.

178
177
177
176
176
174
176
176
175
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
CB Colombia / Itaú

Automated Teller Machines (ATMs)
By the end of the third quarter of 2017, the number of ATMs totaled 176. Additionally, our customers had access to over 15,200 ATMs in Colombia through Colombia’s financial institutions.

181
180
180
180
179
180
177
176
176
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
CB Colombia / Itaú

Assets

As of September 30, 2017, total consolidated assets amounted to Ch$29.1 trillion, a 0.6% increase compared to the end of the previous quarter and a decrease of 3.3% in 12-month.
The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ billion
29,265
29,384
29,949
30,713
30,146
29,106
28,978
28,962
29,137
26%
26%
26%
24%
26%
25%
26%
24%
24%
74%
74%
74%
76%
74%
75%
74%
76%
76%
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Chile
Colombia

Assets Breakdown | September 30, 2017

5.6%
0.4%
3.5%
4.3%
9.8%
4.9%
71.5%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Funding

In Ch$ million, end of period	3Q17	2Q17	change	3Q16	change
Deposits and other demand liabilities	4,196,900	4,355,763	-3.6%	4,285,401	-2.1%
Time deposits and saving accounts	10,046,623	9,957,387	0.9%	12,066,937	-16.7%
Investments sold under repurchase agreements	840,502	554,993	51.4%	699,898	20.1%
Letters of credit	71,955	76,651	-6.1%	86,687	-17.0%
Bonds	4,863,878	5,229,423	-7.0%	4,121,554	18.0%
Subordinated bonds	1,039,553	1,085,294	-4.2%	1,073,451	-3.2%
Interbank borrowings	2,243,980	2,073,996	8.2%	2,299,507	-2.4%
Other financial liabilities	14,904	16,518	-9.8%	20,944	-28.8%

Total funding, including interbank deposits, amounted to Ch$23.3 trillion by the end of the third quarter of 2017, almost stable compared to the previous quarter. This stability is consistent with our growth pace in our commercial activity.
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report has changed seeking for a longer tenor maturity and diversification.
In this context, Itaú CorpBanca successfully placed US$1,585 million senior bonds in the local market year-to-date ( US$957 million in 2016) from which only US$246 million where issued in the third quarter of 2017 seeking for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of these bonds are set forth below:

Bonds in CLP & UF (expressed in USD mn)
Spread vs. Peers
<6 years
6 a 10 years
> 10 years
21 bp
19 bp
20 bp
18 bp
18 bp
11 bp
11 bp
11 bp
10 bp
15 bp
10 bp
7 bp
7 bp
4 bp
11 bp
15 bp
10 bp
2 bp
11 bp
12 bp
10 bp
13 bp
7 bp
8 bp
7 bp
5 bp
5 bp
7 bp
63
5
126
63
126
84
126
110
84
9
38
84
17
4
84
121
209
209
126
167
126
126
4
126
126
42
47
157
04/26/2016
05/12/2016
05/17/2016
05/17/2016
05/24/2016
07/01/2016
07/01/2016
07/20/2016
07/21/2016
08/02/2016
08/03/2016
09/13/2016
09/23/2016
09/26/2016
12/20/2016
01/03/2017
01/05/2017
01/10/2017
01/16/2017
01/20/2017
01/25/2017
02/10/2017
02/16/2017
04/04/2017
04/04/2017
08/25/2017
09/25/2017
10/17/2017

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan, maturing in December 2020 and December 2018, respectively).

Assets | September 30, 2017

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	899,486	478,698	239,910	-	238,788	420,788
Unsettled transactions	574,371	573,728	305,159	-	268,569	643
Trading investments	461,192	44,866	44,866	-	-	416,326
Available-for-sale investments	2,142,493	1,542,565	1,088,901	422,760	30,904	599,928
Held-to-maturity investments	242,477	144,437	-	-	144,437	98,040
Investments under resale agreements	111,383	78,681	78,455	-	226	32,702
Financial derivatives contracts	1,261,472	1,170,030	985,067	68,004	116,959	91,442
Interbank loans, net	529,578	308,932	263,937	-	44,995	220,646
Loans and accounts receivable from customers	20,819,052	15,960,679	5,871,456	7,677,883	2,411,340	4,858,373
Loan loss allowances	(626,143)	(368,129)	(335,688)	-	(32,441)	(258,014)
Investments in other companies	22,231	15,714	15,714	-	-	6,517
Intangible assets	1,633,592	1,430,879	1,429,299	-	1,580	202,713
Property, plant and equipment	141,651	91,498	90,393	-	1,105	50,153
Current taxes	234,136	195,657	194,015	-	1,642	38,479
Deferred taxes	354,978	269,318	233,758	-	35,560	85,660
Other assets	335,437	262,203	136,215	6,596	119,392	73,234
Total Assets	**29,137,386**	**22,199,756**	**10,641,457**	**8,175,243**	**3,383,056**	**6,937,630**

Liabilities | September 30, 2017

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,196,900	2,197,753	1,804,470	9,530	383,753	1,999,147
Unsettled transactions	499,384	499,384	267,415	-	231,969	-
Investments sold under repurchase agreements	840,502	342,940	336,545	-	6,395	497,562
Time deposits and other time liabilities	10,046,623	7,685,669	5,709,946	949,701	1,026,022	2,360,954
Financial derivatives contracts	1,003,787	942,900	781,921	80,108	80,871	60,887
Interbank borrowings	2,243,980	1,634,441	(1,294)	46,012	1,589,723	609,539
Issued debt instruments	5,975,386	5,457,961	1,072,085	3,431,939	953,937	517,425
Other financial liabilities	14,904	13,883	13,883	-	-	1,021
Current taxes	-	-	-	-	-	-
Deferred taxes	225,089	122,391	121,752	-	639	102,698
Provisions	181,481	107,736	92,185	-	15,551	73,745
Other liabilities	457,275	407,555	186,116	134,928	86,511	49,720
Total Liabilities	**25,685,311**	**19,412,613**	10,385,024	4,652,218	**4,375,371**	**6,272,698**
Capital	1,862,826	1,776,579	1,776,579	-	-	86,247
Reserves	1,294,108	665,227	665,227	-	-	628,881
Valuation adjustment	9,793	6,072	6,072	-	-	3,721
Retained Earnings:	**60,986**					
Retained earnings or prior periods	1,441	53,699	53,699	-	-	(52,258)
Income for the period	85,065	87,582	16,699	56,091	14,792	(2,517)
Minus: Provision for mandatory dividend	(25,520)	(25,520)	(25,520)	-	-	-
Attributable to bank shareholders	3,227,713	2,563,639	2,492,756	56,091	14,792	664,074
Non-controlling interest	224,362	223,504	223,504	-	-	858
Total Equity	**3,452,075**	**2,787,143**	**2,716,260**	56,091	**14,792**	**664,932**
Total equity and liabilities	**29,137,386**	**22,199,756**	**13,101,284**	**4,708,309**	**4,390,163**	**6,937,630**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Solvency Ratios

In Ch$ millions, end of period		3Q17	2Q17
Core Capital[1]		**3,227,714**	**3,235,543**
(-) Goodwill		(1,182,342)	(1,182,453)
(+) Subordinated debt		1,021,248	1,034,712
(+) Minority interest		224,362	225,342
= Regulatory Capital (Core Capital + Tier II Capital)		**3,290,982**	**3,313,143**
Risk-Weighted Assets (RWA)		**22,824,729**	**22,927,930**
Ratios (%)	**BIS (Regulatory Capital / Risk-weighted assets)[2]**	**14.4%**	**14.5%**
	Core Capital Ratio (ex-goodwill)[1]	9.0%	9.0%

Note: (1) Core Capital = Capital Básico according to SBIF BIS I definitions. (2) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions.

Minimum Capital Requirement
Our minimum capital requirements follow the set of rules disclosed by the SBIF, which implement the Basel I capital requirements standards in Chile. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.
Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement of the average regulatory capital ratio of the three largest private banks in Chile and Colombia.
As of July 31, 2017, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.7%.
Quarterly Evolution of the Regulatory Capital Ratio
At the end of third quarter of 2017 our Regulatory Capital Ratio reached 14.4%, a 3 basis points decrease when compared to the second quarter of 2017.
This decrease is mainly explained by the reduction of our Basic Capital due to the decrease in retained earnings in the period and by increase of subordinated debt balance due to currency translation effects, partly offset by the decrease of risk weighted assets.

-3 bp
-6 bp
6 bp
0 bp
14.5%
14.4%
Jun.17
Capital Basico
Subordinated Bonds
RWA
Other
Sep.17

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3rd quarter of 2017

Management Discussion & Analysis

Additional Information

Itaú CorpBanca

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Ownership Structure
Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange. Shares are also traded as American Depositary Receipts (“ADR”) on the New York Stock Exchange.
Since the completion of the Merger on April 1, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco. As a result of this transaction, the current shareholders structure is as follows:

Shareholders - % Total share capital

September 30, 2017

ITAÚ CORPBANCA

Total shares: 512,406,760,091 (100%)

Itaú Unibanco	Saieh Family[1]	IFC	Others
36.06%	30.65%	3.32%	29.97%

ADRs holders and Foreign investors	10.37%
Securities Brokerage	9.54%
Santo Domingo Group	1.92%
Insurance Companies	1.02%
AFPs	0.51%
Other minority shareholders	6.61%

1- Includes 182,125,023 shares owned by Cía. Inmobiliaria y de Inversiones Saga SpA that are under custody.
Stock Market Performance | 3Q 2017

Average daily traded volumes 12 months ended September 30, 2017

(US$ million)
Santiago
NY
Total

Itaú CorpBanca ADR (ITCB)

(Base 100 = 12/26/2008)

ITAUCORP vs IPSA Index
(Base 100 = 12/26/2008)

Dividends

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2012	**2013**	59,147	0%	-
CorpBanca	2012	**2013**	120,030	50%	0.17640239
Banco Itaú Chile	2013	**2014**	87,723	0%	-
CorpBanca	2013	**2014**	155,093	57%	0.25973600
Banco Itaú Chile	2014	**2015**	85,893	31%	18,447.50
CorpBanca	2014	**2015**	226,260	50%	0.33238491
CorpBanca	Retained Earnings	**2015**	239,860	100%	0.70472815
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
CorpBanca	2015	**2016**	201,771	50%	0.29640983
CorpBanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú CorpBanca	2016	**2017**	2,059	30%	0.001205475

Itaú CorpBanca paid its annual dividend of Ch$0.001205475/share in Chile on March 27, 2017. The dividend payout ratio was 30% of 2016 Net Income, equivalent to a dividend yield of 0.02%.

For purposes of capital requirements, annual dividends are provisioned at 30%. Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the “Shareholders Agreement” whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Credit Risk Ratings
International Credit Risk Rating

On a global scale, Itaú CorpBanca is rated by two worldwide recognized agencies: Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Global Ratings (“Standard & Poor’s” or “S&P”).
On May 10, 2017, Moody’s affirmed ‘A3/Prime-2’ ratings. Ratings benefit from Moody’s assessment of a high probability of government support and very high probability of affiliate support from its controlling shareholder, Itaú Unibanco. Ratings have a ‘Stable’ outlook as expected improvements in terms of profitability and maintenance of good asset quality are counterbalanced by the bank's low capitalization.

Moody's	Rating
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On August 4, 2017, Standard & Poor´s affirmed our ‘BBB+A-2’ ratings and removed the ‘CreditWatch Negative’ assigned on July 14, 2017 following the sovereign downgrade. The Outlook is ‘Negative’ reflecting S&P’s view that there is at least a one-in-three chance that they could downgrade us and other eight Chilean financial institutions if growth in lending and property prices picks up in Chile, leading to pressures on economic imbalances given the country’s already weakened external position. The latter led to a downgrade of Chile sovereign rating on July 13, 2017.

Standard & Poor's	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Negative

Local Credit Risk Rating
On a national scale, Itaú CorpBanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ("Feller Rate") and by Standard & Poor's Global Ratings Chile Clasificadora de Riesgo Ltda. ("Standard & Poor's Chile" o "S&P Chile").
On March 31, 2017, Feller Rate affirmed local ratings in ‘AA’, reflecting a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The outlook was confirmed as 'Stable'.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letters of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On October 12, 2017, S&P Chile rated our long-term issuer credit rating in ‘clAA’ based on an improvement in the bank’s performance after our revision of credit portfolio. S&P Chile expects our performance to continue improving for the rest of the year and in 2018, with gradual recovery of asset quality metrics, modest lending growth, stable margins, and lower dividend payments. In S&P’s view, there is a moderately high likelihood that we would receive government support if needed for being a systemically important institution. Itaú Corpbanca is viewed as an insulated subsidiary from potential liquidity problems that its controlling shareholder may have, which does not limit the rating on the former to those on the latter. The Outlook is 'Negative' reflecting the negative trend S&P view in Chile's economic risk trend, as part of their Banking Industry Country Risk Assessment (BICRA) evaluation, and potential downward revision of the anchor if the negative trend leads to a BICRA downgrade.

Standard & Poor's Chile	Rating
Long-term issuer credit rating	dAA
Senior unsecured bonds	dAA
Letters of credit	dAA
Long-term deposits	dAA
Subordinated bonds	dAA-
Short-term deposits	dA-1+
Shares	1ª Clase Nivel 1
Outlook	Negative

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca’s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca’s financial results is included from time to time in the “Risk Factors” section of Itaú CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.
CONTACT INFORMATION:

Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl

Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl

Nicolas Bornozis
President. Capital Link
 New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com